Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$247,000	$7.58

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $7.58 is offset against the registration fee due for this offering and of which $1,549,075.40 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 494, dated October 26, 2007
(To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006)

  Principal Protected Note with Enhanced Participation Linked to a Basket of Commodities

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “Series I MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

Investing in the notes involves risks. See Risk Factors beginning on page 6 of this pricing supplement and on page S-4 of the Series I MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, the Series I MTN prospectus supplement or any other relevant terms.  Any representation to the contrary is a criminal offense.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

Summary Description

These 100% Principal Protection Notes Linked to a basket of commodities (the “Notes”) provide 100% principal protection at maturity and potential enhanced returns if the performance of a basket of commodities (the “Basket”) is positive.  The Basket includes Crude Oil, Heating Oil, Copper, Nickel, Zinc, Gold, Platinum, Corn and Wheat. Principal protection only applies at maturity.

☐     Potential enhanced returns linked to the appreciation of the Basket

☐     100% principal protection at maturity

☐     Exposure to WTI Oil, Heating Oil, Copper, Nickel, Zinc, Gold, Platinum, Corn and Wheat

☐     A Participation Rate of 115%

Key Dates

Trade Date	October 26, 2007	Valuation Date[1]	October 25, 2010
Settlement Date	November 1, 2007	Maturity Date	November 1, 2010

1      If such date is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that, upon the occurrence of a Disruption Event with respect to a Component Commodity, the Valuation Date for the affected Component Commodity may be postponed (as described in “Disruption Events” below).

See “Final Terms” on page 2 and “Additional Specific Terms of the Notes” on page 3.  The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I (the “MTN Prospectus Supplement”), and this term sheet.   See “Risk Factors” on page 6 and “Risk Factors” generally in the MTN Prospectus Supplement for risks related to an investment in the Notes.

	Price to Public(1)	Commission(2)	Proceeds to Issuer
Per note	$1,000.00	$5.00	$995.00
Total	$ 247,000.00	$ 1,235.00	$ 245,765.00

(1)           The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)           Lehman Brothers Inc. will receive commissions equal to approximately $5.00 per $1,000 principal amount, or 0.50%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

LEHMAN BROTHERS

Final Terms

Issuer:	Lehman Brothers Holdings Inc. (A1, A+)[1]		Weighted Component Commodity Returns:	For each Component Commodity, the Component Commodity Weighting multiplied by:

Issue Size:	$247,000
				Final Commodity Price - Initial Commodity Price
Issue Price:	100%			Initial Commodity Price

Term:	3 years		Initial	For each Component Commodity, the Component
			Commodity	Commodity on the Trade Date, as set forth below:
Basket:

Light sweet crude oil (“Crude Oil”), No. 2 fuel heating oil (“Heating Oil”), Copper – Grade A (“Copper”), Primary Nickel (“Nickel”), Special High Grade Zinc (“Zinc”), Gold (“Gold”), Platinum (“Platinum”), Number 2 yellow corn (“Corn”) and Number 2 wheat (“Wheat”) (each a “Component Commodity” and collectively the “Component Commodities”)

			Price:
				Component Commodity	Initial Commodity Price
				Crude Oil	91.86

				Heating Oil	2.4325

				Copper	7,860.50

Component Commodity Weightings:	For each Component Commodity as set forth below:			Nickel	31,550.00

				Zinc	2,878.00
	Crude Oil	20%
				Gold	779.15
	Heating Oil	10%
				Platinum	1,454.00
	Copper	10%
				Corn	3.7200
	Nickel	10%
				Wheat	8.0000
	Zinc	10%	Final Commodity Price:	For each Component Commodity, the Commodity Price on the Valuation Date.

	Gold	10%

	Platinum	10%

	Corn	10%

	Wheat	10%

Participation Rate:	A Participation Rate of 115%

Principal Protection:	100% if held to maturity

Payment at Maturity:

A single U.S. dollar payment on the Maturity Date per $1,000 note equal to: (i) $1,000 + ($1,000 x Basket Return x Upside Participation Rate), if the Final Basket Level is greater than the Initial Basket Level or (ii) $1,000 if the Final Basket Level is equal to or less than the Initial Basket Level.

Basket Return:	A percentage (rounded to three decimal places) equal to:

	Final Basket Level – Initial Basket Level
	Initial Basket Level

Initial Basket Level:	Set to 100 on the Trade Date

Final Basket Level:	100 x (1 + the sum of the Weighted Component Commodity Returns)

1 Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s and A1 by Moody’s.  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Additional Specific Terms of the Notes

Commodity Price:	Component Commodity	Commodity Price

Crude Oil Heating Oil

For each of Crude Oil and Heating Oil, the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for that Component Commodity, expressed (a) in the case of Crude Oil, as the U.S. dollar price per barrel, and (b) in the case of Heating Oil, as the U.S. dollar price per gallon, in each case as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Copper Nickel Zinc

For each of Copper, Nickel and Zinc, the official settlement price of that Component Commodity for cash delivery, expressed as the U.S. dollar price per metric ton of the Component Commodity, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

	Gold	For Gold, the official afternoon fixing price, stated in U.S. dollars per troy ounce, as calculated and quoted by the Relevant Exchange (subject to the occurrence of a Disruption Event).

	Platinum	For Platinum, the official afternoon fixing price, stated in U.S. dollars per troy ounce, as calculated and quoted by the Relevant Exchange (subject to the occurrence of a Disruption Event).

Corn Wheat

For each of Corn and Wheat, the official settlement price of the relevant contract, determined to be the contract with the next succeeding Notice Date (as defined below in “Information on the Component Commodities— Information on Corn, Wheat and the Chicago Board of Trade”), stated in U.S. dollars, per bushel, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Relevant Exchange:

For each Component Commodity, the exchange set forth opposite such Component Commodity below, or its successor, or if the exchange set forth below is no longer the principal exchange or trading market for a Component Commodity or options or futures contracts for such Component Commodity, such other exchange or principal trading market for the relevant Component Commodity as determined in good faith by the Calculation Agent which serves as the source of prices for that Component Commodity, and any principal exchanges where options or futures contracts on that Component Commodity are traded.

	Component Commodity	Relevant Exchange

	Crude Oil	The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (“NYMEX”)

	Heating Oil	NYMEX

	Copper	London Metals Exchange (“LME”)

	Nickel	LME

	Zinc	LME

	Gold	London Bullion Market Association (the “LBMA”)

	Platinum	London Platinum & Palladium Market (the “LPPM”)

	Corn	Chicago Board of Trade (“CBOT”)

	Wheat	CBOT

Disruption Events:

If a Disruption Event identified in clauses (A), (B) or (C) below relating to one or more Component Commodities  is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Basket Level using:

o      for each such Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price for that Component Commodity on the scheduled Valuation Date, and

o      for each such Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price on the immediately succeeding trading day for such Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity;

provided however that if a Disruption Event has occurred or is continuing with respect to a Component Commodity on each of the three scheduled trading days following the scheduled Valuation Date, then (a) that third scheduled trading day shall be deemed the Valuation Date for the affected Component Commodity; and (b) the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on such day in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) below relating to one or more Component Commodities (other than Gold or Platinum) is in effect on the Valuation Date, the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

A “Disruption Event” for a Component Commodity,, in each case as determined in good faith by the Calculation Agent, constitutes:

(A)          the suspension of or material limitation on trading in the Component Commodity or futures contracts or options related to the Component Commodity, on the Relevant Exchange for that Component Commodity;

(B)          either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Exchange for that Component Commodity, or (ii) the disappearance of, or of trading in, the Component Commodity;

(C)          the failure of the Relevant Exchange for the Component Commodity to publish the official daily settlement price of the Component Commodity for that day (or the information necessary for determining the settlement price); and

(D)          solely with respect to Component Commodities other than Gold or Platinum, the occurrence since the Trade Date of a material change in the content, composition, or constitution of the Component Commodity; or

(E)           solely with respect to Component Commodities other than Gold or Platinum, the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Component Commodity.

For the purpose of determining whether a Disruption Event for a Component Commodity has occurred:

(1)           a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange for the Component Commodity;

(2)           a suspension in trading in a Component Commodity on the Relevant Exchange for that Component Commodity (without taking into account any extended or after-hours trading session), by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3)           a suspension of or material limitation on trading on a Relevant Exchange for a Component Commodity will not include any time when the Relevant Exchange for that Component Commodity is closed for trading under ordinary circumstances.

For purposes of calculating the Final Basket Level in the event of a Disruption Event relating to one or more Component Commodities in accordance with the above, “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected Component Commodity.

Valuation Business Day:

A day, as determined in good faith by the Calculation Agent, on which the Relevant Exchange for each Component Commodity is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange or organized exchange or market, as applicable, closing prior to its scheduled closing time).

Business Day:	New York

Business Day Convention:	Following

Calculation Agent:	Lehman Brothers Commodity Services Inc.

Identifier:	CUSIP: 52517P6V8	ISIN: US52517P6V89

Denominations:	$1,000 and whole multiples of $1,000

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note for all tax purposes you agree to treat, the Notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN Prospectus Supplement.

Risks Factors

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term Notes.  You should read the risks summarized below in conjunction with, and the risks summarized below are qualified by reference to, the risks described in “Risk Factors” generally in the MTN Prospectus Supplement.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.  You should reach an investment decision only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

♦    An investment in the Notes is subject to risks associated with the performance of the Component Commodities.

The Notes do not bear interest, and the return on the Notes at maturity is dependent on the Basket Return, which in turn depends on the performance of the prices of the Component Commodities.  Because the Notes do not bear interest, your return on the Notes will depend solely on the whether the Final Basket Level is greater than the Initial Basket Level as of the Valuation Date.  If the Basket Return is equal to or less than zero as of the Valuation Date, you will receive at maturity only the return of the principal you invested.

The prices of the Component Commodities are primarily affected by the global demand for and supply of such Component Commodities (including certain specific factors discussed below), but from time to time may also be significantly affected by speculative actions or currency exchange rates.  Demand for the Component Commodities is significantly linked to the level of global economic activity, but is also influenced by other factors such as government regulations (including environmental or consumption policies) and growth in industrial production and gross domestic policy in emerging market countries, such as India or China, that have become oversized users of commodities and therefore increased the extent to which commodities rely on these markets.  In addition to general economic activity and demand, prices for a Component Commodity can be influenced by political events, changes in production and yields, weather, trade and diseases, as well as labor activity and supply disruptions in regions of the world that are major producers of the relevant Component Commodity, all of which will tend to affect worldwide prices of a Component Commodity, regardless of the location of the event.  It is impossible to predict what effect these factors will have on the value of any of the Component Commodities and thus, the return on the Notes.

In the event of sudden disruptions in the supplies of a Component Commodity, such as those caused by war, natural events, or accidents, prices of a Component Commodity and futures contracts on a Component Commodity could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the introduction of new or previously withheld supplies of the Component Commodities into the market or the introduction of substitute products or commodities.

In addition, the Component Commodities are also subject to certain specific risks (for a discussion of risks related to the Indices, see below).

Specific factors affecting the price of Crude Oil. The price of crude oil is primarily affected by the global demand for and supply of crude oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the price of crude oil and the return on an investment in the Notes.

Specific factors affecting the price of Heating Oil.  The level of global industrial activity influences the demand for heating oil. In addition, the seasonal temperatures in countries throughout the world can heavily influence the demand for heating oil. Heating oil is generally used to fuel heat furnaces for buildings. Heat oil is derived from crude oil and as such, any factors that influence the supply of crude oil may also influence the supply of heating oil.

Specific factors affecting the price of Copper.  The price of copper is primarily affected by the global demand for and supply of copper. Copper is a conductor of electricity, and one of the most significant applications for copper is the production of cable, wire and electrical products for both the electrical and building industries. Construction is another principal industrial application for copper, which is used in pipes for plumbing, heating, ventilation, and air conditioning, along with masonry wiring and sheet metal facing.   Demand for copper products in recent years has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development.  Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.

Specific factors affecting the price of Nickel.  The price of nickel is primarily affected by the global demand for and supply of nickel. Primary nickel improves the durability and strength of steel and provides corrosion resistance, allowing for the production of stainless steel, which is the primary consumer of primary nickel. It is also used in the production of special metal alloys, many of which are used in automotive parts.  Russia has the world’s largest nickel reserves and therefore is the largest nickel producer, while Australia and Canada are also significant producers.

Specific factors affecting the price of Zinc.  The price of zinc is primarily affected by the global demand for and supply of zinc.  The manufacture of galvanized steel, which adds protection against corrosion to steel-based building structures, vehicles, machinery and general household equipment, accounts  for a significant percentage of world-wide zinc demand.  Accordingly, the demand for zinc is highly correlated to the supply of and demand for galvanized steel, which is in turn heavily dependent on the automobile and construction sectors.   The largest reserves of zinc concentrate (the raw material) are in Australia, Canada, China and Latin American countries (particularly Peru).

Specific factors affecting the price of Gold.  The price of gold is primarily affected economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events.  Gold prices may also be affected by industry factors such as industrial and jewellery demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.   In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies.

Specific factors affecting the price of Platinum. The price of platinum is primarily responsive to global supply and demand. However, since the platinum supply is very limited, any disruptions in platinum supply tend to have an exaggerated effect on the price of platinum. Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, the Russian Federation and South Africa (which together account for over 90% of production), the size and availability of the Russian platinum stockpiles, as well as the economic situation of the main consuming countries. Platinum is used in a variety of industries. Demand for platinum from the automotive industry, which uses platinum as a catalytic converter, accounts for approximately 80% of the industrial use of platinum. Platinum is also used in the chemical industry, the electronics industry and the dental industry. The primary non-industrial use of platinum is jewelry, which accounts for approximately 40% of the overall demand for platinum.

Specific factors affecting the price of Corn.  The price of corn is primarily affected by the global demand for, and supply of, corn. The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production of ethanol. The demand for corn is also affected by the profitability of the pork and poultry sectors, which use corn for feed. Troubles in those industries will lessen the demand for corn. For example, if avian flu were to have a negative effect on world poultry markets, the demand for corn might decrease.

Specific factors affecting the price of Wheat.  The price of wheat is subject to the global demand for, and supply of, wheat.  The supply and demand of wheat are subject to temporary distortions, extreme price variations and other disruptions due to, among other things, conditions of illiquidity in the markets, weather, the participation of speculators, government regulation and intervention.  A significant portion of wheat demand is driven by human consumption. Changes in food consumption patterns could affect the price of wheat. In addition, changes in production and yields could affect supply.

♦    Many factors affect the market value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

The market value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the Notes caused by another factor.  For example, the market value of the Notes will be affected by changes in the level of interest rates, the time to maturity of the Notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the Notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the Notes given a change in that specific factor, assuming all other conditions remain constant).

The prices of the Component Commodities will affect the market value of the Notes. It is expected that the market value of the Notes will depend on where the prices of the Component Commodities are trading relative to the Initial Commodity Prices.  If you choose to sell your Notes when the price of one or more of the Component Commodities is trading at a level below its respective Initial Commodity Price, or when the market perceives an increased risk of this occurring, the trading price of the Notes may be adversely affected, and you may receive substantially less than the principal amount of the Notes sold.

The forward prices of Heating Oil, Copper, Nickel and Zinc are currently lower than spot prices, which imply a decline in spot prices over time.   Your return on the Notes depends solely on the Final Basket Level being greater than the Initial Basket Level as of the Valuation Date, which in turn depends on the prices for the Component Commodities having appreciated relative to their prices on the Trade Date.  However, the prices for Heating Oil, Copper, Nickel and Zinc are currently in “backwardation”, meaning that the forward prices are currently lower than the spot prices, and which implies that the prices of Heating Oil, Copper, Nickel and Zinc are expected to decrease in the future.  If the prices of Heating Oil, Copper, Nickel and Zinc on the Valuation Date have declined, the Final Basket Level may be equal to or less than the Initial Basket Level, in which case, you will receive at maturity only the return of the principal you invested.

Changes in the volatility of the Component Commodities and their prices are expected to affect the market value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of one or more of the Component Commodities or the prices of the Component Commodities increases or decreases, the market value of the Notes may be adversely affected. The volatility of the Component Commodities and their prices are affected by a variety of factors, including weather, diseases, agricultural events or policies, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in the Component Commodities and the futures contracts on the Component Commodities.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the Notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the prices of one or more of the Component Commodities and, therefore, the value of your Notes.

Active trading in options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the Notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade the Component Commodities, futures contracts on the Component Commodities on a spot and forward basis and other contracts and products in or related to the Component Commodities and other derivative products (including futures contracts, options on futures contracts and options and swaps on the Component Commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to one or more of the Component Commodities or futures contracts on the Component Commodities and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the prices of the Component Commodities, which could in turn affect the return on and the value of the Notes.

♦    The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates is likely to adversely affect the value of the Notes prior to maturity.

The original issue price of the Notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing a hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

♦    The use of a return on a basket of Component Commodities instead of a single commodity or index return may adversely affect the return on your investment.

The amount payable on the Notes, if any, is based on the Final Basket Level, which in turn is based on the combined performance of the Component Commodities.  Because price movements in the Component Commodities may not correlate with each other, at a time when the price of one or more of the Component Commodities increases, the price of one or more of the other Component Commodities may increase to a lesser extent or may decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Commodities may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Component Commodities.

♦    The return on your Notes may not reflect all developments in the Component Commodities.

Because the payout will be based on the Basket Return, which in turn is calculated based on the Final Basket Level on the Valuation Date, which is a single Valuation Business Day near the end of the term of the Notes, the prices of the Component Commodities at other times during the term of the Notes or at the Maturity Date could be higher than the Final Basket Level on the Valuation Date.  This difference could be particularly large if there is a significant decrease in the prices of the Component Commodities during the latter portion of the term of the Notes or if there is significant volatility in the prices of the Component Commodities during the term of the Notes, especially on dates near the Valuation Date.

♦    Lack of regulation.

The Notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc.  The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the Notes will not be used to purchase or sell futures contracts on Component Commodities on the Relevant Exchanges for the benefit of holders of the Notes. The Notes are not themselves futures contracts, and an investment in the Notes does not constitute either an investment in the Component Commodities or futures contracts on Component Commodities or in a collective investment vehicle that trades in the Component Commodities or futures contracts on the Component Commodities.

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The Notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

♦    You must rely on your own evaluation of the merits of an investment linked to the Component Commodities.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Component Commodities and other commodities, including those in the agricultural sector. These views are sometimes communicated to clients who participate in the markets for the Component Commodities and other commodity sectors. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in the markets for the Component Commodities and other sectors may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the Notes, you should investigate the Component Commodities and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Component Commodity price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Component Commodities. Neither the offering of the Notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future price movements of the Component Commodities constitutes a recommendation as to the merits of an investment in your Notes.

♦    Suspension or disruption of market trading in the Component Commodities or other futures contracts on the Component Commodities and certain other events may require a postponement in the Valuation Date for one or more of the Component Commodities, and may adversely affect the value of the Notes.

Certain events, including events involving the suspension or disruption of market trading in the Component Commodities or futures contracts on the Component Commodities constitute Disruption Events under the terms of the Notes.  For further information on these events, see “Disruption Events” above.  To the extent any of these events occurs with respect to one or more of the Component Commodities and remains in effect on the scheduled Valuation Date for the Notes, the Valuation Date for the affected Component Commodity may be postponed until the Disruption Event ceases to be in effect or, if the

Disruption Event remains in effect for three scheduled trading days after the Valuation Date, the price for the affected Component Commodity used to calculate the Final Basket Level will be determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the price for the affected Component Commodity and any other information that in good faith it deems relevant.

In the event the Valuation Date for one or more Component Commodities is delayed, the Final Commodity Price for the affected Component Commodity may be lower, and could result in the Final Basket Level (and consequent Basket Return and Redemption Amount) being lower, than what you may have anticipated based on the last available price for the affected Component Commodity as of the scheduled Valuation Date.

♦    There are specific risks you should consider relating to the trading of commodities on the London Metal Exchange.

The prices of Copper Nickel and Zinc will be determined by reference to the official cash delivery settlement price of contracts traded on the London Metal Exchange (the “LME”). The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of regulated futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward depending on the commodity (63 months forward for Copper and 27 months for each of Nickel and Zinc), in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the Valuation Date, the Final Commodity Price and, therefore, the Final Basket Level (and consequent Basket Return and Redemption Amount), could be adversely affected.

♦    An investment in the Notes is subject to risks associated with the London Bullion Market Association and the London bullion market.

Gold is traded on the London bullion market, which is the market in London on which the members of the London Bullion Market Association (LBMA) quote prices.  Investments in securities indexed to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LBMA should change any rule or bylaw or take emergency action under its rules, the market for gold, and consequently the Final Commodity Price of gold, as well as the Final Basket Level (and consequent Basket Return and Redemption Amount) or the value of the Notes, may be affected.  The London bullion market is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than a regulated futures market, and certain features of U.S. futures contracts are not present in the context of London bullion market trading. For example, there are no daily price limits on the London bullion market which would otherwise restrict fluctuations in the prices of London bullion market contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

♦    An investment in the Notes is subject to risks associated with the London Platinum and Palladium Market.

Platinum is traded on the London Platinum and Palladium Market (LPPM).  The closing price of Platinum will be determined by reference to the fixing price reported by the LPPM, which is a self-regulatory association of bullion market participants that is not a regulated entity. If the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the LPPM price fixings for the value of Platinum may be adversely affected.  The LPPM is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading.  For example, there are no daily price limits on the LPPM, which would otherwise restrict fluctuations in the price of LPPM contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Information on the Component Commodities

The Redemption Amount payable on the Maturity Date will be determined by the Basket Return, which is dependent on the official settlement price on the Valuation Date of the Component Commodities. Lehman Brothers Holdings Inc. has derived all information regarding the commodities futures markets, the NYMEX, the LME, the LBMA, the LPPM, the CBOT and the CME Group from publicly available sources. Information concerning the LME and Copper, Nickel and Zinc trading on the LME reflects the policies of, and is subject to change without notice by, the LME. Information concerning the NYMEX and Crude Oil and Heating Oil trading on the NYMEX reflects the policies of, and is subject to change without notice by, the NYMEX. Information concerning the LBMA and Gold trading on the LBMA reflects the policies of, and is subject to change without notice by, the LBMA. Information concerning the LPPM and Platinum trading on the LPPM reflects the policies of, and is subject to change without notice by, the LPPM. Information concerning the CBOT and Corn and Wheat trading on the CBOT reflects the policies of, and is subject to change without notice by, the CBOT (or, following the merger between the CBOT and the Chicago Mercantile Exchange, by the CME Group). Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Commodity Price for each Component Commodity is displayed on Bloomberg under the following symbols:

Component Commodity	Bloomberg Symbol

Crude Oil	CL1

Heating Oil	HO1*

Copper	LOCADY

Nickel	LONIDY

Zinc	LOZSDY

Gold	GOLDLNPM

Platinum	PLTMLNPM

Corn**	C 1

Wheat**	W 1

*   HO1 is expressed on Bloomberg as cents per gallon, not USD per gallon.

**   C 1 and W 1 are expressed on Bloomberg as cents per bushel, not USD per bushel. Between the Notice Date and the last trading date for a particular contract, the relevant symbols are C 2 and W 2.

The Commodity Futures Markets

At present, all of the Component Commodities are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Financial Services Authority (FSA) in the United Kingdom). However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. Because the Notes do not constitute futures contracts or commodity options, Noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC, the FSA or any other non-U.S. regulatory authority.

Information on Crude Oil and Heating Oil Trading on the New York Mercantile Exchange (NYMEX)

The NYMEX was established in 1872 as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. It is now the largest exchange in the world for the trading of energy futures and options contracts, including contracts for Crude Oil, RBOB Gasoline, Heating Oil and Natural Gas. It is also a leading North American exchange for the trading of platinum group metals and other precious metals contracts. The NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and after hours through an internet-based electronic platform. The establishment of energy futures on the NYMEX occurred in 1979, with the introduction of heating oil futures contracts. The NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil futures contract in 1983 and unleaded gasoline futures in 1984.

The Commodity Prices for each of Crude Oil and Heating Oil are the U.S. dollar cash buyer settlement price (per barrel, in the case of Crude Oil and per gallon in the case of Heating Oil) of the “first nearby month” contract traded on NYMEX. The “first nearby month” contract is, at any given time, the contract next scheduled for settlement. For example, in October 2007, prior to the termination of trading in a given commodity contract, the first nearby month futures contract for a given commodity is the November 2007 futures contract, which is the contract for delivery of the commodity in November 2007. After the contract terminates trading in that month, the first nearby contract will be the December 2007 futures contract, which is the contract for delivery of the commodity in December 2007. See below for the dates in any given month in which trading terminates in the Crude Oil and Heating contracts.

The Crude Oil contract trades on NYMEX in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet. Trading in the Crude Oil contract terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month (or if the 25th calendar day of the month is a non-business day, on the third business day prior to the business day preceding the 25th calendar day).

The contract for Heating Oil – also known as No. 2 fuel oil – trades on NYMEX in units of 1,000 barrels, and the price is based on delivery in New York Harbor, the principal cash market trading center. Heating Oil accounts for about 25% of the yield of a barrel of crude, the second largest “cut” after gasoline. Trading in the Heating Oil contract terminates at the close of business on the last business day of the month preceding the delivery month.

Information on Copper, Nickel and Zinc Trading on the London Metal Exchange (LME)

The LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper, nickel and zinc — as well as lead, tin and aluminum alloy — are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers. Further, the LME does not require client orders to be exposed to the market via LME Select (the LME’s official electronic trading platform), inter-office dealing or the floor of the exchange trading, and LME members may, at their option (unless they have specific client instructions to the contrary) cross the order against their own book or that of another customer, rather than expose it to the market. As a result price discovery will take place against LME members’ net exposures during the relevant LME second ring (as discussed below).

In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, LME contracts are be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward (depending on the commodity). Further, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The trading on the LME is transacted through open-outcry sessions on the LME floor, electronically on LME Select and through inter-office dealing, which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:45 am to 1:05 pm and from 2:55 to 4:15 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

The LME is not a cash-cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the FSA.

Copper has traded on the LME since its establishment. The Copper contract traded on the LME was upgraded to High Grade Copper in November 1981 and again to the current Copper – Grade A contract in June 1986. Copper trades on the LME in units of 25 metric tons and the settlement price of Copper for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement. Copper contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 63 months.

Nickel has traded on the LME since 1979. The Nickel contract is for Primary Nickel. Nickel trades on the LME in units of 6 metric tons and the settlement price of Nickel for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement. Nickel contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 27 months.

Zinc has traded on the LME unofficially since its establishment and officially since 1915, and the Zinc contract has undergone a number of upgrades, most recently to the current Special High Grade contract in June 1986. Zinc trades on the LME in units of 25 metric tons and the settlement price of Zinc for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement. Zinc contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 27 months.

The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all nickel and zinc.

Information on Gold and the London Bullion Market Association (LBMA)

The London Gold Bullion Market

The London gold bullion market is the principal global clearing center for over-the-counter gold bullion transactions, including transactions in spot, forward and options contracts, together with exchange-traded futures and options and other derivatives. The principal representative body of the London gold bullion market is the LBMA. The LBMA, which was formally incorporated in 1987, is a self-regulatory association currently comprised of 60 members, of which 9 are market-making members, plus a number of associate members around the world.

Twice daily during London trading hours, at 10:30 a.m. and 3:00 p.m., there is an official “fixing” which provides reference gold prices, quoted in U.S. dollars per troy ounce, for that day’s trading. Formal participation in the London gold fixing is traditionally limited to five market-making members of the LBMA.

Clients place orders with the dealing rooms of fixing members, who net all orders before communicating their interest to their representatives at the fixing. Orders may be changed at any time during these proceedings. Prices are adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media. There are no price limits applicable to LBMA contracts and, consequently, prices could decline without limitation over a period of time.

Information on Platinum and the London Platinum and Palladium Market (LPPM)

London has historically been an important center for trading in platinum and palladium. In 1979, a group of leading London- and Zurich-based platinum and palladium traders decided to standardize the specifications for the quality and origins of Platinum and Palladium that they would trade. In 1987, this informal organization of traders founded the LPPM.

The closing price of Platinum is the afternoon U.S. dollar fixing price per troy ounce of platinum for delivery in London through a member of the LPPM authorized to effect such delivery. Twice daily during London trading hours, at 9:45 a.m. and 2:00 p.m., there is a “fixing” which provides reference platinum and palladium prices for that day’s trading. Formal participation in the platinum fixing is currently limited to four members of the LPPM. At the start of each fixing, the chairman of the LPPM fix announces an opening price which is relayed to the members’ dealing rooms. This price is relayed to the members’ customers and, on the basis of orders received, each member declares itself as a buyer or seller. After members have declared their buying and selling interests, they are asked to state the volume of the metals that they wish to trade. If the amounts of buying and selling do not balance, the procedure is repeated, at a higher or lower price, until a balance is achieved. The fixing price is the price at which all of the buying and selling orders declared by members are matched. There are no price limits applicable to LPPM contracts and, consequently, prices could decline without limitation over a period of time.

Information on Corn, Wheat and the Chicago Board of Trade (CBOT)

The CBOT, established in 1848, is a futures and futures-options exchange. In its early history, the CBOT traded only agricultural commodities such as corn, wheat, oats and soybeans. Futures contracts at the Exchange evolved to include non-storable agricultural commodities and non-agricultural products. South American Soybean futures and Ethanol futures, the Exchange’s newest products, were introduced in 2005 in response to shifting trends in the global agricultural economy.  Whether trading futures and options on futures through an electronic platform or open auction, the CBOT’s primary role is to provide transparent and liquid contract markets for its member/stockholders and customers to use for price discovery, risk management and investment purposes.

Effective July 12, 2007, CBOT Holdings, Inc. was merged with and into Chicago Mercantile Exchange Holdings Inc. Immediately following the merger, the name of the company was changed from “Chicago Mercantile Exchange Holdings Inc.” to “CME Group Inc.”  The CME Group will continue as the unified parent of both the Chicago Mercantile Exchange (CME) and the CBOT, though the CME Group has stated that the CME and the CBOT will continue to have separate rulebooks. As of the completion of the merger there were no changes in CME and CBOT market rules and regulations. The CME Group, however, has announced that, to the extent possible, the rulebooks of the two separate self-regulatory organizations will be conformed to include substantially similar provisions. The revised provisions will be adopted over a period of time.

The closing price of Corn is the official U.S. dollar settlement price per bushel of the first nearby futures contract for #2 Yellow Corn. The Corn contract trades on the CBOT in units of 5,000 bushels. It is settled in March, May, July, September and December (each a “Contract Month”), and trading in the Corn contract terminates on the business day prior to the fifteenth calendar day of the Contract Month. The daily price limit for the Corn contract is twenty cents ($0.20) per bushel ($1,000/contract) above or below the previous day’s settlement price. There is no limit in the spot month. The last trading day is the business day prior to the 15th calendar day of the contract month. The last delivery day is the second business day following the last trading day of the delivery month. The notice date (the “Notice Date”) is the business day immediately preceding the first delivery day of the delivery month, which is the first business day of the succeeding calendar month.

The closing price of Wheat is the daily closing settlement price, stated in U.S. cents and quarter-cents, per bushel of No. 2 Wheat of the front-month futures contract traded on the CBOT. The Wheat contract trades in units of 5,000 bushels. It is settled in March, May, July, September and December (each a “Wheat Contract Month”). Trading in the Wheat contract terminates on the business day prior to the fifteenth calendar day of the Wheat Contract Month. The daily price limit for the Wheat contract is thirty cents ($0.30) per bushel ($1,500/contract) above or below the previous day’s settlement price. There is no limit in the spot month. The last trading day is the business day prior to the 15th calendar day of the contract month. The last delivery day is the seventh business day following the last trading day of the delivery month. The Notice Date is the business day immediately preceding the first delivery day of the delivery month, which is the first business day of the succeeding calendar month.

Hypothetical Historical Basket Ending Level

The following graph shows the hypothetical daily historical Basket Ending Level based on the hypothetical composite performance of the Commodity Prices for the Component Commodities on the Relevant Exchange, using historical data from October 25, 2002 through October 26, 2007, obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices. For purposes of illustration only, the Basket Ending Level shown in the chart below was indexed to a level of 0.0 on October 25, 2002, based upon the Commodity Prices for the Component Commodities on that day, and the composite value of the Component Commodities on any subsequent day was obtained by using the calculation of the Basket Return described above.

Under the terms of the Notes and for purposes of calculating the Redemption Amount, the initial Basket Level will be indexed to a level of 0.0 on the Trade Date, based on the Initial Commodity Prices for the Component Commodities on the Trade Date.

Historical Component Commodity Prices

The following graphs show the daily closing price of each of the contracts for the Component Commodities on the Relevant Exchange from October 25, 2002 through October 26, 2007, using historical data obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices. The historical data is not necessarily indicative of the future performance of the prices of each of the contracts for such Component Commodities, or what the value of the Notes may be. Fluctuations in the prices of each of the contracts for such Component Commodities make it difficult to predict whether the Final Commodity Price for each such Component Commodity will be greater than the Initial Commodity Price of each such Component Commodity and, consequently, whether the Redemption Amount payable at maturity will be greater than the principal amount invested. Historical fluctuations in the prices may be greater or lesser than fluctuations in the prices of each of the contracts for such Component Commodities experienced by the holders of the Notes.

Hypothetical Redemption Amount Payment Examples

If the Final Basket Level on the Valuation Date is greater than the Initial Basket Level, the Notes will pay at maturity a Redemption Amount equal to the principal amount invested plus the product of the principal amount, the Basket Return and the Upside Participation Rate. If the Final Basket Level on the Valuation Date is equal to or less than the Initial Basket Level, the Notes will pay at maturity a Redemption Amount equal to the principal amount invested.

The table below illustrates the hypothetical Redemption Amount at maturity per $1,000 in principal amount of Notes, based on a hypothetical range of performance for the Final Basket Level (which will be determined on the Valuation Date) from 0 to 200, as well as, hypothetical values for the Basket Return (which will be calculated on the Valuation Date).. The Initial Basket Level will be set at 100 as of the Trade Date. The following results are based solely on the hypothetical examples cited; the Final Basket Levels have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of the Component Commodities. Numbers in the examples have been rounded for ease of analysis.

Final Basket Level	Initial Basket Level	Basket Return	Redemption Amount (per $ 1,000 principal amount)[1]
200	100	100%	$2,150
190	100	90%	$2,035
180	100	80%	$1,920
170	100	70%	$1,805
160	100	60%	$1,690
150	100	50%	$1,575
140	100	40%	$1,460
130	100	30%	$1,345
120	100	20%	$1,230
110	100	10%	$1,115
100	100	0%	$1,000
90	100	–10%	$1,000
80	100	–20%	$1,000
70	100	–30%	$1,000
60	100	–40%	$1,000
50	100	–50%	$1,000
40	100	–60%	$1,000
30	100	–70%	$1,000
20	100	–80%	$1,000
10	100	–90%	$1,000
0	100	–100%	$1,000

1. If the Final Basket Level is greater than the Initial Basket Level, the Redemption Amount per $1,000 note will equal $1,000 + ($1,000 x Basket Return x Upside Participation Rate). If the Final Basket Level is equal to or less than the Initial Basket Level, the Redemption Amount per $1,000 note will equal $1,000.

The examples below illustrate how the Final Basket Level, the Basket Return and the Redemption Amount are calculated. The below examples are based on the values of the Initial Commodity Price of each Component Commodity (as determined on the Trade Date), the hypothetical Final Commodity Price of each Component Commodity (which will be calculated on the Valuation Date), and an Upside Participation Rate of 115% (as determined on the Trade Date). The Initial Basket Level was set to 100 on the Trade Date. The following results are based solely on the hypothetical examples cited; the Final Basket Levels and the Final Commodity Prices have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of the Component Commodities. Numbers in the examples have been rounded for ease of analysis.

Example 1:  The Final Commodity Price of each Component Commodity increases relative to its Initial Commodity Price, resulting in a Final Basket Level of 130, a Basket Return of 30% and a Redemption Amount of $1,345 per $1,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (130 – 100) / 100

The Redemption Amount per $1,000 principal amount equals $1,000 + ($1,000 x Basket Return x Upside Participation Rate) and is calculated as follows:

Redemption Amount per $1,000 principal amount of Notes = $1,000 + ($1,000 x 30% x 115%)= $1,345

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	91.86	119.42	20%	0.060
Heating Oil	2.4325	2.7974	10%	0.015
Copper	7,860.50	8,646.55	10%	0.010
Nickel	31,550.00	44,170.00	10%	0.040
Zinc	2,878.00	4,029.20	10%	0.040
Gold	779.15	1,246.64	10%	0.060
Platinum	1,454.00	1,817.50	10%	0.025
Corn	3.7200	4.4640	10%	0.020
Wheat	8.0000	10.4000	10%	0.030
Sum of Weighted Component Commodity Returns =				0.30
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				130.0

Example 2: The Final Commodity Price of each Component Commodity decreases relative to its Initial Commodity Price, resulting in a Final Basket Level of 90, a Basket Return of –10% and a Redemption Amount of $1,000 per $1,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (90 – 100) / 100

The Redemption Amount per $1,000 principal amount equals $1,000, because the Final Basket Level was less than the Initial Basket Level.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	91.86	78.08	20%	–0.030
Heating Oil	2.4325	2.3109	10%	–0.005
Copper	7,860.50	7,074.45	10%	–0.010
Nickel	31,550.00	29,972.50	10%	–0.005
Zinc	2,878.00	2,734.10	10%	–0.005
Gold	779.15	701.24	10%	–0.010
Platinum	1,454.00	1,308.60	10%	–0.010
Corn	3.7200	3.5340	10%	–0.005
Wheat	8.0000	6.4000	10%	–0.020
Sum of Weighted Component Commodity Returns =				–0.10
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				90.0

Example 3: The Final Commodity Prices of Crude Oil, Nickel, Zinc, Corn and Wheat appreciate relative to their respective Initial Commodity Prices, while the Final Commodity Price of Heating Oil, Copper, Gold and Platinum depreciate relative to their respective Initial Commodity Prices, resulting in a Final Basket Level of 110, a Basket Return of 10% and a Redemption Amount of $1,115 per $1,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (110 – 100) / 100

The Redemption Amount per $1,000 principal amount equals $1,000 + ($1,000 x Basket Return x Upside Participation Rate) and is calculated as follows:

Redemption Amount per $1,000 principal amount of Notes = $1,000 + ($1,000 x 10% x 115%)= $1,115

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	91.86	114.83	20%	0.050
Heating Oil	2.4325	2.3109	10%	–0.005
Copper	7,860.50	7,074.45	10%	–0.010
Nickel	31,550.00	41,015.00	10%	0.030
Zinc	2,878.00	3,453.60	10%	0.020
Gold	779.15	701.24	10%	–0.010
Platinum	1,454.00	1,308.60	10%	–0.010
Corn	3.7200	4.2780	10%	0.015
Wheat	8.0000	9.6000	10%	0.020
Sum of Weighted Component Commodity Returns =				0.10
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				110.0

Example 4: The Final Commodity Prices of Heating Oil, Zinc and Wheat appreciate relative to their respective Initial Commodity Prices, while the Final Commodity Prices of Crude Oil, Copper, Nickel, Gold, Platinum and Corn depreciate relative to their respective Initial Commodity Prices, resulting in a Final Basket Level of 60, a Basket Return of -40% and a Redemption Amount of $1,000 per $1,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (60 – 100) / 100

The Redemption Amount per $1,000 principal amount equals $1,000, because the Final Basket Level was less than the Initial Basket Level.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	91.86	32.15	20%	–0.130
Heating Oil	2.4325	2.5541	10%	0.005
Copper	7,860.50	4,716.30	10%	–0.040
Nickel	31,550.00	6,310.00	10%	–0.080
Zinc	2,878.00	3,309.70	10%	0.015
Gold	779.15	272.70	10%	–0.065
Platinum	1,454.00	872.40	10%	–0.040
Corn	3.7200	0.9300	10%	–0.075
Wheat	8.0000	8.8000	10%	0.010
Sum of Weighted Component Commodity Returns =				–0.40
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				60.0

Supplemental Plan of Distribution

We will agree to sell to Lehman Brothers Inc., the “Agent”, and the Agent will agree to purchase, all of the Notes at the price indicated on the cover hereof.

After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

We expect to deliver the Notes against payment on or about November 1, 2007, which will be the fourth business day following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the Notes on the Trade Date, it will be required, by virtue of the fact that the Notes initially will settle on the fourth business day following the Trade Date, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.